UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 4

to

ANNUAL REPORT
of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year:  December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

*      The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic” or “Chile”) Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibit:

Exhibit 99.C: Copy of the 2019 National Budget.*

Exhibit 99.E: Recent Developments.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

* Previously filed in paper format under cover of Form SE on May 8, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 16th day of January, 2020.

REPUBLIC OF CHILE

By:	/s/ IGNACIO BRIONES
Ignacio Briones
Minister of Finance
Republic of Chile